JDS Uniphase Corporation

1768 Automation Parkway

San Jose, CA 95131

(408) 546-5000

January 5, 2006

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

701 First Street NE

Washington, D.C. 20549

Re:	Amendment to Response to Comment Letter dated December 7, 2005
(fax received December 8, 2005); Response filed December 22, 2005
Via:	Edgar filing

Dear Mr. Webb:

This letter is to amend the above noted response to your comment letter for minor typographical errors, which have been corrected in the following sections:

1. Page 6, item #8

2. Page 9, the chart “Consolidated Statements of Operations Analysis”

We believe that these typographical errors do not have a significant impact on the content of the letter.

Sincerely,

Dave Vellequette

Senior Vice President and Chief Financial Officer

Attachment: Responses to comment letter date December 7, 2005, amended for typographical errors

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Re:	JDS Uniphase Corporation
Form 10-K for the year ended June 30, 2005
Filed September 30, 2005
File No. 0-22874

Dear Mr. Webb:

This letter responds to your comment letter dated December 7, 2005, to Mr. David Vellequette, Senior Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The Commission’s comments and the Company’s response to each of the items included in the comment are presented below.

Form 10-K for the period ending June 30, 2005

Report of Independent Registered Public Accounting Firm, page 61

Commission comment: We refer to the material weaknesses disclosed herein that resulted in significant adjustments in the fourth quarter of your fiscal 2005 financial statements. For each of the following listed areas below, please provide us with detailed explanations of the reasons for each individual fourth quarter adjustments, tell us why you believe the adjustments were recorded in the proper period and quantify the effect each adjustment had on your financial statement line items in the fourth quarter. Also, please tell us why none of your historical financial statements were restated for the referenced adjustments made to the following items or financial statements in your fourth quarter:

1.	Goodwill impairment expense

2.	Foreign currency translation

3.	Restructuring accruals

4.	Investments

5.	Inventory and cost of goods sold

6.	Stock based compensation

7.	Revenue

8.	Statement of Cash Flows

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Company Response:

Please note that the adjustments referred to in the Comment Letter were made after we initially closed our books in preparing our fiscal 2005 financial statements and were identified and recorded during the external audit and subsequent review process leading up to the finalization of the Company’s Annual Report on Form 10-K as of and for the year ended June 30, 2005. The adjustments were also recorded in accordance with the Company’s Significant Accounting Policies as disclosed in Note 1 to our consolidated financial statements.

The adjustment you inquired about and our responses are as follows:

1.	Goodwill impairment expense

In the fourth quarter of the fiscal year ended June 30, 2005, as part of the annual impairment test under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” one of the Company’s reporting units failed Step 1 of the annual impairment test which is performed each year in May. During the course of the audit, it was determined that certain corporate assets and liabilities were inappropriately allocated to the reporting units. The Company corrected the corporate allocations to all reporting units, revised the Step 1 and Step 2 calculations, resulting in a reduction to the original amount by $23.0 million which was recorded. The effect of this adjustment on the Company’s financial statement line items was to increase the balance of Goodwill in the Company’s Consolidated Balance Sheet as of June 30, 2005 by $23.0 million to the reported balance of $190.2 million and decrease the Reduction of Goodwill expense in the Company’s Consolidated Statement of Operations for the year ended June 30, 2005 by $23.0 million to the reported amount of $53.7 million. Accordingly, the adjustment was recorded in the proper period and had no prior period impact.

2.	Foreign currency translation

It was determined through the course of the fiscal 2005 audit that accumulated foreign currency translation amounts totaling $16.9 million related to foreign subsidiaries that had been substantially liquidated in prior periods needed to be expensed in accordance with FASB Statement No. 52, “Foreign Currency Translation.” The substantial liquidation events for these entities occurred primarily during the first half of fiscal 2005, as well as during our 2004, 2003 and 2002 fiscal years. The out of period adjustment to write off the related foreign currency amounts (CTA) was disclosed in Note 23—Quarterly Financial Information (Unaudited) Footnote (4) page 121 of the Company’s Annual Report on Form 10-K for the period ending June 30, 2005. The effect of this adjustment on the Company’s financial statement line items was to decrease Accumulated Other Comprehensive Loss in the Consolidated Statements of Stockholders’ Equity and increase Interest and Other Expense in the Consolidated Statement of

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Operations for the quarter and year ended June 30, 2005 by $16.9 million. Although portions of this adjustment related to prior periods, we concluded that it was appropriate to record the total adjustment in the fourth quarter of fiscal 2005. Our quantitative and qualitative assessment of the impact on prior periods is explained in the separate “Prior Period Analysis” section below.

3.	Restructuring accruals

It was determined as a result of the external audit and our quarterly review that errors existed within the initial analysis of certain restructuring costs incurred in the fourth quarter of fiscal 2005, related to sublease income and expense assumptions. The errors in the analysis were identified within the same quarter that they occurred (i.e., the fourth quarter). The identification of the errors resulted in offsetting adjustments in the amounts of $0.4 million (constituting additional expense accruals) and $0.4 million (constituting reversal of initial accruals). The net effect of $20,000 on the Company’s financial statement line items was to increase the balance of Restructuring Accrual on the Company’s Consolidated Balance Sheet as of June 30, 2005 and increase Restructuring Charges expense in the Company’s Consolidated Statement of Operations for the quarter and year ended June 30, 2005 by $20,000. Accordingly, the adjustment was recorded in the correct period and had no prior period impact.

4.	Investments

During the second quarter of fiscal 2002, the Company’s pro rata share of net loss in its equity method investee, ADVA Optical Networking (“ADVA”), exceeded the carrying amount of the Company’s investment in ADVA. As a result, the Company wrote off the entire investment in ADVA in that quarter. Concurrently, we discontinued applying the equity method of accounting as the Company had no commitment to provide additional funding to ADVA. During the fourth quarter of fiscal 2005, as a result of the external audit, it was determined that the pro rata share of ADVA’s accumulated net income reached the point of exceeding the Company’s pro rata share of ADVA’s net loss for the period the equity method was suspended. Therefore, the equity method was re-instated and the investment’s carrying value was increased by $0.3 million. Since the triggering point for the Company to recognize an increase in the carrying value occurred in the fourth quarter, the adjustment was recorded in the proper period and had no prior period impact. This was disclosed under Note 4, Investments on page 81 of the Company’s Annual Report on Form 10-K for period ended June 30, 2005.

Additionally, the Company has historically valued its year-end short term investment portfolio using market values as of one day prior to our period-end. In the valuation conducted for the fourth quarter of fiscal 2005, this one day difference was identified and adjusted. The effect on our financial statement line items was to increase Short-Term Investments on the Company’s Consolidated

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Balance Sheet as of June 30, 2005 and the Consolidated Statements of Stockholders’ Equity for the year ended June 30, 2005 by $0.4 million. The adjustment was recorded in the correct period and had no prior period impact. In addition, we also modified our valuation procedures such that the valuation now includes the last day of each reporting period.

5.	Inventory and cost of goods sold

During the fourth quarter of fiscal 2005, the Company did not initially identify certain inventory that had a net realizable value less than its current carrying value. During the course of the external audit, an adjustment of $0.5 million to record a reduction in carrying value was identified for this inventory and recorded in the fourth quarter based on changes in the business and forecasted demand levels occurring within the quarter. The effect of the adjustment on the Company’s financial statement line items was to decrease Inventory on the Company’s Consolidated Balance Sheet as of June 30, 2005 and increase the Cost of Sales in the Company’s Consolidated Statement of Operations for the quarter and year ended June 30, 2005 by $0.5 million. Accordingly, the adjustment was recorded in the correct period and had no prior period impact.

6.	Stock based compensation

Certain of the Company’s restricted stock unit grants issued in the fourth quarter of fiscal 2005 were not initially included in the Accounting Principal Board Statement No. 25, Accounting for Stock Issued to Employees, (“APB 25”) analysis, conducted with respect to fourth quarter activities. This was corrected as a result of the external audit. The effect of the adjustment was to increase Deferred Compensation in the Company’s Consolidated Statements of Stockholders’ Equity by $0.3 million for the year ended June 30, 2005, and increase related amortization expenses by $9,000 in the Operating Expenses, primarily in Selling, General and Administrative in the Company’s Consolidated Statement of Operations for the fourth quarter and year ended June 30, 2005. Since the restricted stock unit grants were made in the fourth quarter of fiscal 2005, these adjustments were recorded in the correct period and had no prior period impact.

Additionally, the Company determined that restricted stock units of 430,224 shares granted from February 2004 to November 2004 had not been properly accounted for in accordance with APB 25. The Company recorded a related compensation expense adjustment in the fourth quarter of fiscal 2005. The effect of the adjustment was to increase Deferred Compensation in the Company’s Consolidated Statements of Stockholders’ Equity by $1.4 million for the year ended June 30, 2005, and increase related amortization expenses by $0.2 million in the Operating Expenses, primarily in Selling, General and Administrative in the Company’s Consolidated Statement of Operations for the fourth quarter and year

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ended June 30, 2005. Of this total amount, $8,000 was related to fiscal year 2004. Although a portion of this adjustment relates to prior periods, the Company concluded that it was appropriate to record the total adjustment in the fourth quarter of fiscal 2005. Our quantitative and qualitative assessment of the impact on prior periods is explained in the separate “Prior Period Analysis” section below.

7.	Revenue

As a result of the external audit, the Company revised its accrual for deferred revenue. The Company reversed portions of its deferred revenue accrual by $0.7 million and then recorded a deferral for two specific shipments totaling $1.1 million that were determined to be in-transit at the end of the June 30, 2005 quarter. The net effect of the resulting adjustments on the Company’s financial statement line items as of and for the year ended June 30, 2005 was to decrease the balance of Accounts Receivable on the Company’s Consolidated Balance Sheet and Net Revenue in the Company’s Consolidated Statement of Operations by $0.4 million and increase Inventories on the Company’s Consolidated Balance Sheet and Cost of Sales in the Company’s Consolidated Statement of Operations by $0.3 million. The adjustment was recorded in the correct period and had no prior period impact.

8.	Statements of Cash Flows

It was determined as a result of the external audit that certain non cash charges related to our Available-for-Sale Investments were being incorrectly netted in the line item Sales of Available-for-Sale Investments in the Investing Activities section of the Company’s Consolidated Statement of Cash Flows. As a result, the Company reduced the Sales of Available for Sale Investments line item and increased Non Cash Charges in Short Term Investment line item in the Operating Activities section by $10.8 million in the Consolidated Statement of Cash Flows for the year ended, June 30, 2005. For consistency, the Company similarly reclassified these line items for 2004 and 2003 fiscal year ends in the amounts of $9.0 million and $10.5 million, respectively, in the Company’s Consolidated Statement of Cash Flows. This reclassification decreased the Company’s Net Cash Used in Operating Activities from $151.7 million to $140.9 million, from $135.2 million to $126.2 million, and from $220.0 million to $209.5 million, in our fiscal years 2005, 2004 and 2003, respectively. Based on (a) the insignificance of the adjustment amounts compared with the size of the Company’s overall Cash and Cash Equivalents and Short Term Investment balances of $1,304.5 million, $1,548.7 million, and $1.234.1 million for fiscal years 2005, 2004, and 2003 respectively, and (b) that during each of those years the Company experienced consecutive net losses, we determined that these reclassifications would not be significant. Therefore, we do not believe that restatement of prior period financial statements is required for this matter.

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Prior Period Analysis:

As noted above, the adjustments for Goodwill impairment expense (#1), Restructuring accruals (#3), Inventory and cost of goods sold (#5) and Revenue (#7) were recorded in the correct period and had no prior period impact.

Also, please note the above analysis of reclassifications made in the Company’s Consolidated Statements of Cash Flows (#8) and our conclusion that restatement of prior period financial statements for reclassifications made to 2004 and 2005 balances is not warranted.

With respect to prior period amounts related to the Foreign Currency Translation (#2), Investments (#4) and Stock Based Compensation (#6) items explained above, we considered whether it was appropriate to restate previously issued financial statements. Our assessment included an analysis of the potential effect of the prior period related amounts on our previously reported financial positions and results of operations, based on quantitative and qualitative considerations in accordance with Staff Accounting Bulletin No. 99 Materiality (“SAB 99”).

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With respect to the Company’s previously reported financial positions, we prepared the following analysis:

Consolidated Balance Sheets Analysis

(In millions)

	FYE2005	FYE2004
Short-term investments - as reported	$793.3	$1,221.2
#4 Potential prior period adjustment for Short Term Investments	$0.0	$1.1

Short-term investments - if restated	$793.3	$1,222.3
Potential Percentage Change	0.00%	-0.09%

Shareholders’ Equity - as reported	$1,329.7	$1,571.0
#2 Potential prior period adjustment for CTA	$0.0	$-3.3
#4 Potential prior period adjustment for Short Term Investments	$0.0	$1.1
#6 Potential prior period adjustment for Stock Based Compensation	$0.0	$0.0 *

Shareholders’ Equity - if restated	$1,330	$1,569

Potential Percentage Change	0.00%	0.14%

*	Due to rounding, the $8,000 does not appear on table

We concluded that the magnitude of these potential prior period adjustments was not significant and did not require restatement of the Company’s previously reported financial statements.

With respect to the Company’s previously reported results of operations, we prepared the following analysis:

The potential prior period adjustments would have no impact on reported Net Revenue or Loss from Operations for any prior reporting periods.

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Consolidated Statements of Operations Analysis

(In millions, except per share data)

	FY2005					FY2004					FY2003	FY2002
	Total	Q4’05	Q3’05	Q2’05	Q1’05	Total	Q4’04	Q3’04	Q2’04	Q1’04
Net Loss - as reported	$(261.3)	$(145.7)	$(38.6)	$(41.0)	$(36.0)	$(115.5)	$(21.6)	$(7.3)	$(58.5)	$(28.1)	$(933.8)	$(8,738.3)
#2 Potential prior period adjustment of CTA	3.3	16.9	1.5	(7.0)	(8.1)	(0.1)	(0.1)	0.3	(0.7)	0.4	(2.6)	(0.6)
#6 Potential prior period adjustment for Stock Based Compensation	0.0	0.2	(0.1)	(0.1)	(0.0)	(0.0)*	(0.0)	(0.0)	—	—	—	—
Net Loss - if restated	$(258.0)	$(128.6)	$(37.2)	$(48.1)	$(44.1)	$(115.6)	$(21.7)	$(7.0)	$(59.2)	$(27.7)	$(936.4)	$(8,738.9)

% Effect on Net Loss - if restated	-1.3%	-11.8%	-3.6%	17.3%	22.6%	0.1%	0.5%	-4.1%	1.2%	-1.4%	0.3%	0.0%

Net loss per share—per share as reported	(0.18)	(0.10)	(0.03)	(0.03)	(0.02)	(0.08)	(0.02)	(0.01)	(0.04)	(0.02)	(0.66)	(6.50)
Net loss per share—per share if restated	(0.18)	(0.09)	(0.03)	(0.03)	(0.03)	(0.08)	(0.02)	(0.01)	(0.04)	(0.02)	(0.66)	(6.50)
Difference	0.00	(0.01)	(0.00)	0.00	0.01	0.00	(0.00)	0.00	(0.00)	0.00	(0.00)	(0.00)

*	Due to rounding, the $8,000 does not appear on table

Based on the above, we concluded as follows:

•	The potential impact on Net Loss reported for all annual periods would not have been significant; the largest effect would have been in fiscal year 2005 at 1.3%.

•	The most significant quarter adjustment would have been in the fourth quarter of fiscal 2005. In that quarter, Net Loss would have decreased by $16.9 million from $146.7 million to $128.6 million. Other quarters that would have been significantly affected include the first and second quarter of fiscal 2005. However, the Net Loss trend for these quarters would not have been affected by these adjustments.

•	The potential differences in reported Net Loss Per Share would have been $0.01 for two of the reported quarters with no difference for all other affected periods. The Company reviewed the reported and potential Net Loss Per Share trends and noted that the results were within Analysts’ expectations.

In addition, the Company took into consideration the qualitative aspects of the potential prior period adjustments following the guidance of SAB 99 as follows:

Qualitative Considerations:

•	Whether the misstatements arise from an item capable of precise measurement or whether they arise from an estimate and, if so, the degree of imprecision inherent in the estimate. The misstatements can be precisely measured.

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•	Whether the misstatements mask a change in earnings or other trend. No change in earning or other trends for any periods, as shown in the table above.

•	Where the change would result in a failure to meet analysts’ consensus expectations: Analysts’ consensus expectations were tied to the Company’s Revenue and Net Loss Per Share. Revenue would not have been affected by these potential prior period adjustments. The impact on Net Loss Per Share is discussed above.

•	Whether the misstatements change a loss into income or vice versa. The potential prior period adjustments would not change our loss into income in any quarterly or fiscal period.

•	Whether the misstatements concern a segment or other portion of Company’s business. The potential prior period adjustments do not concern a segment or other portions of the Company’s business.

•	Whether the misstatements affect the Company’s compliance with regulatory requirements. The potential prior period adjustments have no impact on Company’s compliance with regulatory requirements.

•	Whether the misstatements affect the Company’s compliance with loan covenants or contracts. The potential prior period adjustments have no affect on the Company’s compliance with covenants or contracts.

•	Whether the misstatements have the effect of increasing management’s compensation. The potential prior period adjustments would have no impact on management compensation.

•	Whether the misstatements involve concealment of an unlawful transaction. The potential prior period adjustments do not involve concealment of an unlawful transaction. The errors were not intentional in nature.

Conclusion on Prior Period Analysis:

Taking into account both the quantitative and qualitative considerations set forth in SAB 99, the Company concluded that restating previously issued financial statements is not warranted.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you wish to discuss the foregoing or should you have any questions or comments.

Yours truly,

Dave Vellequette
Senior Vice President and Chief Financial Officer

cc:	Kevin J. Kennedy, Chief Executive Officer
Christopher S. Dewees, Senior Vice President and General Counsel
Bruce D. Day, Chairman, Audit Committee JDS Uniphase
Stephen E. Almassy, Ernst & Young LLP
Rick Fezell, Ernst & Young, LLP